Exhibit 99.2

FOR IMMEDIATE RELEASE

Blue Ridge Bankshares, Inc.	Bay Banks of Virginia, Inc.
Brian K. Plum	Randal R. Greene
President and Chief Executive Officer	President and Chief Executive Officer
(540) 743-6521	(804) 435-1171

BLUE RIDGE AND BAY BANKS TO COMBINE IN STRATEGIC MERGER

•	Creates the 4th largest community bank in Virginia

•	Complements existing footprint while providing a foothold in the Richmond and Hampton Roads MSAs

•	Enhances the scale and capabilities of two premier institutions with a long history of dedication to its customers and communities

•	Financially compelling combination for both companies’ shareholders

Charlottesville, VA and Richmond, VA, August 13, 2020 — Blue Ridge Bankshares, Inc. (NYSE American: BRBS) (“Blue Ridge”), the parent holding company of Blue Ridge Bank, National Association, and Bay Banks of Virginia, Inc. (OTC: BAYK) (“Bay Banks”), the parent holding company of Virginia Commonwealth Bank, today jointly announced the signing of a definitive merger agreement pursuant to which the companies will combine in an all-stock merger to create a leading Virginia-based community bank with a pro forma total market capitalization approaching $200 million.

Under the terms of the merger agreement, which was unanimously approved by the Boards of Directors of both companies, Bay Banks shareholders will receive 0.50 shares of Blue Ridge common stock for each share of Bay Banks common stock they own. Upon completion of the merger, Bay Banks shareholders will own approximately 54% and Blue Ridge shareholders will own approximately 46% of the combined company.

The combined company and bank will operate under the Blue Ridge name and will trade under the ticker symbol “BRBS” on the NYSE American stock exchange. The holding company will be headquartered in Charlottesville, Virginia, and the subsidiary bank will be headquartered in Richmond, Virginia. As of June 30, 2020, the pro forma company would have approximately $2.4 billion in assets, $1.9 billion in loans and $2.2 billion in deposits, ranking it 4th in community bank deposit market share for institutions under $10 billion in assets in the Commonwealth of Virginia.

Brian K. Plum, CEO of Blue Ridge, will continue as CEO of the combined company. Randal R. Greene, CEO of Bay Banks, will become the COO of the combined company and CEO of Blue Ridge Bank. Judy C. Gavant, the current Chief Financial Officer of Bay Banks, will become the Chief Financial Officer of the combined company, and Amanda Story, the current Chief Financial Officer of Blue Ridge, will become Chief Accounting Officer. Jim McCarty, the current Chief Administrative Officer of Blue Ridge, will continue in that role for the combined company. The combined company board will be comprised of thirteen members, with seven from Blue Ridge and six from Bay Banks, including the current chairmen and CEOs of the companies.

“We are excited to partner with Blue Ridge,” said Randy Greene, CEO of Bay Banks. “We have great respect for Brian, and the company Blue Ridge has built. Blue Ridge has achieved record revenue for the first half of 2020 driven by strong mortgage-related income. This is a great combination of two companies with rich Virginia histories dating back over 200 years combined,” added Greene.

“This combination creates additional resources to invest in our communities and the technologies necessary to maintain and improve upon our core commitment to providing responsive, client-centric financial services,” said Brian K. Plum, CEO of Blue Ridge. “Bay Banks’ combination of longstanding dedicated service to its legacy communities with significant success in key Virginia MSA’s will diversify the combined company’s revenue and market demographics; positioning Blue Ridge as the community bank of choice in its markets. We remain zealously committed to building a top-performing financial services provider passionately dedicated to serving its communities and clients, and our partnership with Bay Banks reinforces our momentum to fulfill that commitment.”

Financially Attractive Metrics for Shareholders:

•

Significant Earnings and Tangible Book Accretion: The transaction is projected to deliver significant earnings accretion to both companies in 2021, assuming 75% cost savings are phased in, and will result in excess of 7% tangible book value accretion to the surviving currency for BRBS.

•

Cost Synergies: The companies have identified $8.2 million dollars in expected net cost savings with 75% phased in by 2021 and 100% thereafter, representing approximately 10.5% of the projected 2021 combined non-interest expenses.

•	Pro Forma Profitability: The combined company is expected to achieve strong core profitability metrics of 1.20% ROAA and 15% ROATCE in 2021, incorporating 75% of the fully phased-in cost savings.

The transaction, which is expected to close in the first quarter of 2021, is subject to customary closing conditions, including regulatory approvals, and approval from the shareholders of Blue Ridge and Bay Banks.

Blue Ridge was advised in the transaction by Raymond James & Associates, Inc. as financial advisor and Troutman Pepper Hamilton Sanders LLP as legal counsel. Bay Banks was advised in the transaction by Piper Sandler Companies as financial advisor and Williams Mullen as legal counsel. Strategic Risk Associates, LLC advised both parties on credit analysis and testing.

About Blue Ridge Bankshares, Inc.

Blue Ridge Bankshares, Inc. operates under the supervision and regulation of the Board of Governors of the Federal Reserve System and the Bureau of Financial Institutions of the Virginia State Corporation Commission, while Blue Ridge Bank, N.A. (the “Bank”) operates under a national charter subject to the supervision and regulation of the Office of the Comptroller of the Currency. The Bank provides commercial banking services to customers located primarily in the Piedmont, Southside, and Shenandoah Valley regions of the Commonwealth of Virginia and also operates under the name Carolina State Bank in Greensboro, North Carolina. Mortgage lending services are provided in these regions as well with additional mortgage offices located in Northern Virginia, Maryland, North Carolina, and South Carolina.

About Bay Banks of Virginia, Inc.

Bay Banks of Virginia, Inc. is the bank holding company for Virginia Commonwealth Bank and VCB Financial Group, Inc. Founded in the 1930s, Virginia Commonwealth Bank is headquartered in Richmond, Virginia. With 18 banking offices, located throughout the greater Richmond region of Virginia, the Northern Neck region of Virginia, Middlesex County, and the Hampton Roads region of Virginia, the bank serves businesses, professionals, and consumers with a wide variety of financial services, including retail and commercial banking, and mortgage banking. VCB Financial Group provides management services for personal and corporate trusts, including estate planning, estate settlement and trust administration, and investment and wealth management services.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Blue Ridge intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a joint proxy statement/prospectus to be mailed to shareholders of both Blue Ridge and Bay Banks. SECURITY HOLDERS OF BLUE RIDGE AND Bay Banks ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BLUE RIDGE, Bay Banks AND THE PROPOSED MERGER TRANSACTION. Security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, once they are filed, free of charge, by requesting them in writing from Brian K. Plum, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, or by telephone at (540) 743-6521, or from Randal R. Greene, Bay Banks of Virginia, Inc., 1801 Bayberry Court, Richmond, Virginia 23226, or by telephone at (804) 435-1171.

Blue Ridge, Bay Banks and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Blue Ridge and Bay Banks in connection with the proposed merger. Information about the directors and executive officers of Blue Ridge and Bay Banks will be included in the joint proxy statement/prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of each document as described in the preceding paragraph.

This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of a merger (the “Merger”) between Blue Ridge and Bay Banks, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the Merger; (ii) Blue Ridge’s and Bay Banks’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as “may”, “assumes”, “approximately”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “targets”, “projects”, or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective management of Blue Ridge and Bay Banks and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Blue Ridge and Bay Banks. In addition, these forward- looking statements are subject to various risks, uncertainties and assumptions with respect to future business strategies and decisions that are subject to change and difficult to predict with regard to timing, extent, likelihood and degree of occurrence. As a result, actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Blue Ridge and Bay Banks may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the Merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the Merger, including adverse effects on relationships with employees and customers, may be greater than expected; (4) the regulatory approvals required for the Merger may not be obtained on the proposed terms or on the anticipated schedule; (5) the shareholders of Blue Ridge or Bay Banks may fail to approve the Merger; (6) economic, legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which Blue Ridge and Bay Banks are engaged; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Blue Ridge’s and Bay Banks’s markets could adversely affect operations; (10) an economic slowdown could adversely affect credit quality and loan originations; (11) the COVID-19 pandemic is adversely affecting Blue Ridge, Bay Banks, and their respective customers, employees and third-party service providers; the adverse impacts of the pandemic on their respective business, financial position, operations and prospects have been material, and it is not possible to accurately predict the extent, severity or duration of the pandemic or when normal economic and operation conditions will return; and (12) other factors that may affect future results of Blue Ridge and Bay Banks, including: changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the bank regulatory agencies and legislative and regulatory actions and reforms. Additional factors, that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Blue Ridge’s and Bay Banks’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s Internet site (http://www.sec.gov).